

June 23, 2009

<u>Via U.S. mail</u>

Mr. Robert E. Swanson
Chief Executive Officer
Ridgewood Energy X Fund, LLC
947 Linwood Avenue
Ridgewood, NJ 07450

   Re: **Ridgewood Energy X Fund, LLC**
     Registration Statement on Form 10-12G
     Filed March 5, 2009
     File No. 0-53591

Dear Mr. Swanson:

   We have completed our review of the above referenced filing and your response letter and have no further comments at this time.

       Sincerely,

       H. Roger Schwall
       Assistant Director

cc: J. Giugliano
  M. Wojciechowski
  J. Madison

  <u>Via facsimile:</u>
  Robert E. Swanson
  (201) 447-0474